FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of September, 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

Research Update




Acambis announces encouraging data from Phase 2 trial of West Nile virus vaccine


Cambridge, UK and Cambridge, Massachusetts - 12 September 2006 - Acambis plc (Acambis) (LSE: ACM, NASDAQ: ACAM) announces preliminary results from the first component of a Phase 2 clinical trial of its investigational vaccine against West Nile virus, ChimeriVaxTM-West Nile.


In the first part of this Phase 2 trial, Acambis evaluated the safety, tolerability and immunogenicity of a single dose of ChimeriVax-West Nile in healthy adults aged 18 to 40. In total, 112 healthy adults were enrolled into this part of the randomised, double-blind placebo-controlled trial, which tested three different dose levels of ChimeriVax-West Nile.


The primary immunogenicity endpoint in the trial was seroconversion rate, i.e., the percentage of subjects who generated neutralising antibodies at a titre of at least 1:10. Over 97% of all subjects who received ChimeriVax-West Nile seroconverted 28 days after a single vaccination. Most of the adverse events were mild in nature.


Acambis' Chief Executive Officer Gordon Cameron welcomed the results of the study, saying:


"We are very encouraged by these results, especially the high immune response generated in subjects by just a single dose of ChimeriVax-West Nile. In addition to supporting our Phase 1 data, these findings will enable us to advance our Phase 2 trial into older adults, including those within the 50-plus age group who are considered by the US Centers for Disease Control and Prevention to be most at risk from severe disease resulting from West Nile virus infection."


The second stage of the trial will involve healthy adults aged 41 and over and will assess the safety, tolerability and immunogenicity of ChimeriVax-West Nile compared to placebo. Recruitment for this stage of the trial is scheduled to start in the fourth quarter of 2006.


Acambis' ChimeriVax-West Nile is still the lead candidate for a human vaccine against West Nile virus, which continues to be a high-profile problem in the US. Since the virus emerged in the US in 1999, it has caused almost 21,000 cases of West Nile disease and 821 deaths.


                                     -ends-


Enquiries:

Acambis:

Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300

Financial Dynamics:
David Yates/Anna Keeble
Tel: +44 (0) 20 7831 3113

Notes to editors:

West Nile virus

While the majority of West Nile infections are mild and do not result in any symptoms, it is estimated that 20% of those infected develop mild symptoms such as fever, headache, body aches and swollen glands. West Nile encephalitis, the more severe form of the infection, is estimated to occur in one out of every 150 of those infected. Symptoms include high fever, neck stiffness, stupor, convulsions, coma and sometimes paralysis. Death can occur in the most severe cases when the virus crosses the blood-brain barrier, leading to encephalitis or inflammation of the brain.


ChimeriVax-West Nile
Acambis is developing the ChimeriVax-JE vaccine using its proprietary ChimeriVax technology, which was originally developed in collaboration with St. Louis University. Development of Acambis' investigational vaccine, ChimeriVax-West Nile, was supported by a $3m grant from the U.S. National Institutes of Health
(NIH). Acambis is developing the ChimeriVax-West Nile vaccine using its proprietary ChimeriVax technology, which is also the basis for Acambis' vaccine candidates against Japanese encephalitis (Phase 3 trials ongoing) and dengue (completed Phase 1 trial). The level of immune response required for protection against West Nile virus is yet to be determined.


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. Acambis is establishing a travel vaccines franchise through its US-based subsidiary Berna Products Corporation, which markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis has other potential travel vaccines in development and is also developing an investigational vaccine against the West Nile virus, which has spread to 48 US States since 1999.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.






                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 12 September, 2006                     ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.